UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )*

                          Drew Industries Incorporated
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share**
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   26168L 205
                    ----------------------------------------
                                 (CUSIP Number)

        Leigh J. Abrams, 200 Mamaroneck Avenue, White Plains, N.Y. 10571
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 30, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule of ss.ss.240.13d-l(b)(3), or 4, check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remained of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 761,226, which constitute approximately 7.8% of the total number of shares outstanding. All ownership percentages assume that there are 9,716,753 shares outstanding; including 51,200 shares subject to presently exercisable options, by Reporting Persons.

CUSIP NO. 26168L 205              SCHEDULE 13D                Page 2 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      L. Douglas Lippert (1)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      L. Douglas Lippert is a citizen of the United States.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        614,721 (1) (2)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               614,721 (1) (2)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      634,721 (1) (3)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                     13D                  Page 3 of 19 Pages


                           ATTACHMENT TO SCHEDULE 13D

(1) L. Douglas Lippert is the Reporting Person as Trustee of the following seven (7)trusts (hereinafter, individually, the "Trust" and, collectively, the "Trusts"):

      (i)   L. Douglas Lippert Living Trust, dated June 6, 1989

      (ii) Lippert Family Irrevocable Trust f/b/o Jason D. Lippert, dated December 20, 1986

      (iii) Lippert Family Irrevocable Trust f/b/o Joshua E. Lippert, dated December 20, 1986

      (iv) Lippert Family Irrevocable Trust f/b/o Jarod B. Lippert, dated December 20, 1986

      (v) Lippert Family Irrevocable Trust f/b/o Jaime R. Lippert, dated December 20, 1986

      (vi) Lippert Family Irrevocable Trust f/b/o Jayde S. Lippert, dated December 20, 1986

Includes 614,721 shares held by L. Douglas Lippert as Trustee of Trusts (ii) through (vi) above, over which Mr. Lippert has sole voting and dispositive power. Mr. Lippert disclaims beneficial ownership of such shares.

(2) Excludes 30,000 shares subject to an option at $9.3125 per share which is not exercisable within 60 days, and 20,000 shares subject to such option, as to which such option is presently exercisable.

(3) Includes 20,000 shares subject to an option at $9.3125, which are presently exercisable, and excludes 30,000 shares subject to such option, as to which such option is not exercisable within 60 days

CUSIP NO. 26168L 205              SCHEDULE 13D                Page 4 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Dorothy F. Lippert
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Dorothy F. Lippert is a citizen of the United States.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        41,894
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               41,894
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      41,894
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 26168L 205              SCHEDULE 13D                Page 5 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jason D. Lippert
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Jason D. Lippert is a citizen of the United States.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        29,568 (1)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               29,568 (1)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      45,568 (2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                   13D                    Page 6 of 19 Pages


                           ATTACHMENT TO SCHEDULE 13D

(1) Excludes 9,000 shares subject to an option at $12.125 per share, which is presently exercisable as to 7,200 shares, and not exercisable within 60 days as to 1,800 shares. Excludes 22,000 shares subject to an option at $8.8125 per share which is presently exercisable as to 8,800 and not exercisable within 60 days as to 13,200 shares. Excludes 28,000 shares subject to an option at $9.10 per share, which is not exercisable within 60 days as to any shares. Excludes 88,787 shares held in Trust for Jason
      D. Lippert, as to which L. Douglas Lippert is the Trustee.

(2) Includes 7,200 shares subject to an option at $12.125 per share, which is presently exercisable as to such shares; excludes 1,800 shares subject to such option as to which such option is not exercisable within 60 days; includes 8,800 shares subject to an option at $8.8125 per share, which is presently exercisable as to such shares; excludes 13,200 shares subject to such option as to which such option is not exercisable within 60 days. Excludes 28,000 shares subject to an option at $9.10 per share, which is not exercisable within 60 days as to any shares. Excludes 88,787 shares held in Trust for Jason D. Lippert, as to which L. Douglas Lippert is the Trustee.

CUSIP NO. 26168L 205              SCHEDULE 13D                Page 7 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Joshua E. Lippert
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Joshua D. Lippert is a citizen of the United States.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        574 (1)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               574 (1)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,774 (2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                   13D                    Page 8 of 19 Pages


                           ATTACHMENT TO SCHEDULE 13D

(1) Excludes 9,000 shares subject to an option at $12.125 per share, which is presently exercisable as to 7,200 shares, and not exercisable within 60 days as to 1,800 shares. Excludes 20,000 shares subject to an option at $8.8125 per share which is presently exercisable as to 8,000 shares and not exercisable within 60 days as to 12,000 shares. Excludes 19,000 shares subject to an option at $9.10 per share, which is not exercisable within 60 days as to any shares. Excludes 131,053 shares held in Trust for Joshua
      E. Lippert, as to which L. Douglas Lippert is the Trustee.

(2) Includes 7,200 shares subject to an option at $12.125 per share which is presently exercisable as to such shares; excludes 1,800 shares subject to such option as to which such option is not exercisable within 60 days. Includes 8,000 shares subject to an option at $8.8125 per share which is presently exercisable as to such shares; excludes 12,000 shares as to which such option is not exercisable within 60 days. Excludes 19,000 shares subject to an option at $9.10 per share, which is not exercisable within 60 days as to any shares. Excludes 131,053 shares held in Trust for Joshua E. Lippert, as to which L. Douglas Lippert is the Trustee.

CUSIP No. 26168L 205                   13D                    Page 9 of 19 Pages


                           ATTACHMENT TO SCHEDULE 13D

      The Reporting Persons are filing this single joint Schedule 13D because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act"), although membership in a "group" is disclaimed and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" exists. Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in Schedule 13D.

CUSIP No. 26168 L 205                  13D                   Page 10 of 19 Pages


                           ATTACHMENT TO SCHEDULE 13D

Item 1.     Security and Issuer

            No Change

CUSIP No. 26168 L 205                  13D                   Page 11 of 19 Pages


                           ATTACHMENT TO SCHEDULE 13D

Item 2.     Identity and Background

            No change

CUSIP No. 26168 L 205                  13D                   Page 12 of 19 Pages


                           ATTACHMENT TO SCHEDULE 13D

Item 3.     Source and Amount of Funds or Other Consideration

            No Change

CUSIP No. 26168 L 205                  13D                   Page 13 of 19 Pages


                           ATTACHMENT TO SCHEDULE 13D

Item 4.     Purpose of Transaction

            No Change

CUSIP No. 26168 L 205                  13D                   Page 14 of 19 Pages


                           ATTACHMENT TO SCHEDULE 13D

Item 5. Interest in Securities of the Issuer

            Paragraph (a) of Item 5 is hereby partially amended by substituting the following information relating to L. Douglas Lippert, and Jason D. Lippert and Joshua E. Lippert.

            Because L. Douglas Lippert has sole voting and dispositive power over 634,721 shares including 614,721 as Trustee of the Trusts, and 20,000 shares subject to presently exercisable options, the aggregate number of shares of stock owned beneficially by L. Douglas Lippert pursuant to Rule 13d-3 is 634,721, constituting approximately 6.5% of the Issuer's outstanding shares of Common Stock.

            Because of Jason D. Lippert's sole ownership of 45,568 shares, including 16,000 shares pursuant to a presently exercisable options, the aggregate number of shares of stock owned beneficially by Jason D. Lippert pursuant to Rule 13d-3 is 45,568, constituting approximately 0.5% of the Issuer's outstanding shares of Common Stock.

            Because of Joshua E. Lippert's sole ownership of 15,774 shares, including 15,200 shares pursuant to presently exercisable options, the aggregate number of shares of stock owned beneficially by Joshua E. Lippert pursuant to Rule 13d-3 is 15,774, constituting approximately 0.2% of the Issuer's outstanding shares of Common Stock.

            Paragraph (b)

            See response to Paragraph (a) above.

            Paragraph (c)

            Paragraph (c) of Item 5 is hereby partially amended by adding at the end thereof the following:

            During the last 60 days, the following transactions in shares of Common Stock were affected by the Reporting Persons:

CUSIP No. 26168 L 205                  13D                   Page 15 of 19 Pages


                           ATTACHMENT TO SCHEDULE 13D

      On July 23, 2001, L. Douglas Lippert gave a gift of 3,075 shares of the Common Stock to persons not included in this Schedule 13D.

      On November 15, 2001, options with respect to an aggregate of 47,000 shares of Common Stock were granted by the Company to certain Reporting Persons in the amount set forth below, at the exercise price of $9.10 per share:

                                         Shares of Common Stock
      Reporting Person                       Subject to Option
      ----------------                   -----------------------

      Jason D. Lippert                            28,000
      Joshua E. Lippert                           19,000

      On November 30, 2001, L. Douglas Lippert transferred 1,404,315 shares of Common Stock to L. Douglas Lippert Flite Trust dated December 10, 1999. The Northern Trust Company as Trustee. The Trustee has sole voting and dispositive power with respect to such shares.

            Paragraph (d)

            Not applicable.

            Paragraph (e)

            Not applicable.

CUSIP No. 26168 L 205                  13D                   Page 16 of 19 Pages


                           ATTACHMENT TO SCHEDULE 13D

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

            No Change

CUSIP No. 26168 L 205                  13D                   Page 17 of 19 Pages


                           ATTACHMENT TO SCHEDULE 13D

Item 7.     Exhibits

            No change

CUSIP No. 26168 L 205                  13D                   Page 18 of 19 Pages


                           ATTACHMENT TO SCHEDULE 13D

            After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: December 7, 2001


                                    /s/ L. Douglas Lippert
                                    --------------------------------------
                                    L. Douglas Lippert, as Trustee of:

                                    The L. Douglas Lippert Living Trust,
                                    dated June 6, 1989;

                                    The Lippert Family Irrevocable Trust
                                    f/b/o Jason D. Lippert, dated December
                                    20, 1986;

                                    The Lippert Family Irrevocable Trust
                                    f/b/o Joshua E. Lippert, dated
                                    December 20, 1986;

                                    The Lippert Family Irrevocable Trust
                                    f/b/o Jarod B. Lippert, dated December
                                    20, 1986;

                                    The Lippert Family Irrevocable Trust
                                    f/b/o Jaime R. Lippert, dated December
                                    20, 1986;

                                    The Lippert Family Irrevocable Trust
                                    f/b/o Jayde S. Lippert, dated December
                                    20, 1986; and

                           as Attorney-in-fact for:
                                    Lawrence C. Lippert (1)
                                    Dorothy F. Lippert (1)
                                    Jason D. Lippert (1)
                                    Joshua Lippert (2)

----------

      (1) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D of the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.

      (2) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D-1 of amendment 1 to the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.

CUSIP No. 26168 L 205                  13D                   Page 19 of 19 Pages


                           ATTACHMENT TO SCHEDULE 13D

                                    EXHIBIT E

            Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities as set forth herein below.

Dated: December 7, 2001

                                          /s/ L. Douglas Lippert
                                          ----------------------
                                          L. Douglas Lippert, as Trustee of:

                                          The L. Douglas Lippert Living Trust,
                                          dated June 6, 1989;

                                          The Lippert Family Irrevocable Trust
                                          f/b/o Jason D. Lippert, dated
                                          December 20, 1986;

                                          The Lippert Family Irrevocable Trust
                                          f/b/o Joshua E. Lippert, dated
                                          December 20, 1986;

                                          The Lippert Family Irrevocable Trust
                                          f/b/o Jarod B. Lippert, dated
                                          December 20, 1986;

                                          The Lippert Family Irrevocable Trust
                                          f/b/o Jaime R. Lippert, dated
                                          December 20, 1986;

                                          The Lippert Family Irrevocable Trust
                                          f/b/o Jade S. Lippert, dated
                                          December 20, 1986; and

                                 as Attorney-in-fact for:
                                          Lawrence C. Lippert (1)
                                          Dorothy F. Lippert (1)
                                          Jason D. Lippert (1)
                                          Joshua Lippert (2)

----------

      (1) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D of the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.

      (2) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is attached hereto a Exhibit D-1 of amendment 1 to the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.